SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File No. 001-31746

A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

The Sports Authority 401(k) Savings and Profit Sharing Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Sports Authority, Inc.

1050 West Hampden Avenue,

Englewood, Colorado 80110

(303) 200-5050

(Registrant’s telephone number, including area code)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE SPORTS AUTHORITY , INC.

Date: June 28, 2004	By:	/s/ THOMAS T. HENDRICKSON

Chief Financial Officer, Chief Administrative Officer and Treasurer

THE SPORTS AUTHORITY 401(k) SAVINGS
AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

As of December 31, 2003 and 2002 and for the Year ended December 31, 2003

Contents

Reports of Independent Registered Public Accounting Firm

Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedules

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003
Form 5500, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions, for the year ended December 31, 2003

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Index to Exhibits

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
The Sports Authority 401(k) Savings
and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 2003 and the related statements of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The statement of net assets available for benefits as of December 31, 2002 was audited by other auditors whose report, dated June 27, 2003, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Denver, Colorado

June 28, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 2002.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying 2002 statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia
June 27, 2003

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets
Investments, at fair value	$37,878,976	$26,685,071

Receivables:
Contributions from plan participants	105,883	220,594
Contributions from employer	60,321	646,261
Other receivables	—	139,557
Total receivables	166,204	1,006,412
Total assets	38,045,180	27,691,483

Liabilities
Excess contributions payable	—	3,211
Net assets available for benefits	$38,045,180	$27,688,272

See accompanying notes to financial statements.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$11,143,507
Dividend and interest income	271,253
Net investment income	11,414,760

Contributions:
From plan participants	3,698,243
From employer	1,953,094
From rollovers and transfers	178,658
Total contributions	5,829,995

Total additions	17,244,755

Deductions
Benefit payments	6,838,164
Administrative fees	49,683
Total deductions	6,887,847

Net increase	10,356,908

Net assets available for benefits at beginning of year	27,688,272

Net assets available for benefits at end of year	$38,045,180

See accompanying notes to financial statements.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - PLAN DESCRIPTION

On August 4, 2003, a wholly-owned subsidiary of Gart Sports Company completed a merger with The Sports Authority, Inc. and Gart Sports Company was renamed The Sports Authority, Inc.  The references made to the entities herein refer to The Sports Authority, Inc. (formerly Gart Sports Company, which is also referred to as “Sports Authority” or “Company”).  TSA refers to the former The Sports Authority, Inc.  In connection with the merger, the new Sports Authority adopted TSA’s 401(k) Savings and Profit Sharing Plan (the “Plan”). On January 1, 2004, the Plan was merged into The Sports Authority, Inc. 401(k) Retirement Plan (the “Retirement Plan”), covering employees of the combined companies.  The following provides a description of TSA’s 401(k) Savings and Profit Sharing Plan, which was in effect through December 31, 2003, as well as significant changes resulting from the merger of the Plan into the Retirement Plan on January 1, 2004.   This description provides only general information and participants should refer to the various plan documents for a more complete description of plan provisions.

General

The Plan is a voluntary, defined contribution plan available to TSA employees through December 31, 2003.  Employees were eligible to participate in the Plan upon attaining 21 years of age and completion of 1,000 hours of service within a 12-month period.  Following the merger of the Plan into the Retirement Plan, full-time and part-time employees of the combined company are eligible to participate in the Retirement Plan if they are 21 years of age or older and have completed three months of service with the Company.

The Plan and the Retirement Plan are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

For the 2002 Plan year, until November 1, 2002, State Street Bank and Trust Company acted as trustee of the Plan, and Automated Data Processing Services (“ADP”) acted as recordkeeper.  On November 1, 2002, Cigna Retirement and Investment Services (“Cigna”) replaced State Street and ADP as the trustee and recordkeeper, respectively, and 100% of Plan assets were transferred to Cigna.  Cigna remained as recordkeeper and trustee of the Retirement Plan, which commenced on January 1, 2004.  Following its acquisition of Cigna in April 2004, Prudential Retirement, a business of Prudential Financial, Inc., is the current recordkeeper and trustee of the Retirement Plan. The Plan administrator since the August 4, 2003 merger date is the Company’s 401(k) Retirement Plan Fiduciary Committee.

Contributions

Prior to 2003, TSA participants could elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 50% of compensation, subject to applicable Internal Revenue Code regulations.  In January 2003, the Plan was amended to provide for before-tax contributions only.  Additionally, the amendment increased TSA’s matching contribution to 100 percent of the first three percent of eligible compensation contributed by participants, and 50 percent of the next two percent of compensation.  As a result of this amendment and the increase in TSA’s matching contribution, the Plan became a Safe Harbor plan in 2003.  In addition to matching contributions, the Plan and Retirement Plan provide for discretionary employer contributions to a participant’s accounts. No discretionary contributions were made in 2003.

Following the merger of the plans, participants may contribute up to 15% of compensation on a before-tax basis.  The Company matches 100% of participant contributions, up to a maximum of 3% of compensation.   The Retirement Plan is not a Safe Harbor plan.

Under both the Plan and the Retirement Plan, participants may elect to change daily the amount of employee contributions made, as well as change the percentage allocated to each fund. Participants may also elect to discontinue contributions immediately with proper notification to the Plan administrator, and may subsequently resume contributions without penalty.  Prior to the August 4, 2003 merger date, participants could elect to invest some or all their account balance in TSA’s common stock.  This investment alternative was discontinued upon the merger.

Vesting

Under the Plan, participants vested 100% in employee contributions and related investment earnings, as well as 100% in TSA matching contributions.  Under the Retirement Plan, participants vest 100% in employee contributions and related investment earnings, and generally vest in Company contributions at the rate of 20% per year of service; however, former TSA employees who remained employed with the Company following the merger vest 100% in Company matching contributions under a grandfather provision.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching and discretionary employer contributions, allocated investment earnings and administrative expenses.  Allocations are based on the participant’s account balances or earnings.  The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Payment of Benefits

Following the merger of the plans, a participant is permitted to make cash withdrawals from his account while still employed by the Company in the following events: (i) the participant has attained the age of 59½, (ii) the participant has met the hardship rules as defined in the Plan, or (iii) the withdrawal relates to contributions which were designated as after-tax contributions under the TSA Plan or other previously-merged plans, or were rollover contributions from another plan.

Upon termination of employment, the participant may elect to receive partial or full distribution of his vested account balance.  Such distribution may be subject to an early withdrawal payment of 10% under the provisions of the Internal Revenue Code.  In the event the participant does not elect to receive a distribution of his account balance, the balance will be paid out on April 1 of the calendar year following the calendar year in which the Participant attains the age of 70 ½. Withdrawals and distributions are paid in cash, except where the participant elects to take the distribution in stock to the extent that the participant’s account consists of shares of Company Common Stock.  Participant account balances of less than $5,000 are distributed automatically on termination.

Participant Loans

Participants may request a loan from their account balance subject to certain conditions, including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant’s vested balance.  No more than one loan may be outstanding to any participant at any time.  The term of any loan shall range from one to five years, except loans for the purpose of purchasing a primary residence, which may be for a maximum of 15 years under the Plan and 10 years under the Retirement Plan.  Participant loans originating under the former TSA Plan bear interest at the prime rate, while loans made under the Retirement Plan bear interest at the prime rate plus one percent.  Principal and interest is paid ratably through payroll deductions.

Profit Sharing Provisions

The Plan included a profit-sharing benefit whereby all eligible employees of TSA received employer contributions equal to at least one percent of their eligible compensation for each year. Profit-sharing contributions were invested in The Sports Authority Common Stock Fund until the employee fully vested, at which time the investment could be redirected by the participant.  Vesting in TSA’s profit sharing contribution was not accelerated upon change in control from the TSA merger, and accordingly the five-year service requirement under the Plan is still applicable.  As a result of the increase in employer matching 401(k) contributions and the conversion to a Safe Harbor plan in 2003, profit sharing contributions were discontinued in 2003.  Existing account balances invested in TSA common stock were converted at the merger date into common stock of the new Sports Authority consistent with the exchange ratio of 0.37 of new Sports Authority stock for each share of TSA common stock.

The new Retirement Plan does not contain a profit-sharing provision.

Forfeitures

Forfeitures are used to reduce the Company’s 401(k) or profit sharing contributions and, if so elected by the Company, to reduce administrative expenses.  Forfeitures of $351,224 were used to reduce TSA contributions for the year ended December 31, 2003.  The amount of forfeitures available to reduce future contributions or administrative expenses was zero and $133,688 as of December 31, 2003 and December 31, 2002, respectively.

Plan Expenses

Expenses of administering the Plan may be paid by either the employer or by the Plan. For the year ended December 31, 2003, no administrative fees were paid by TSA or the Company. Other administrative fees, processing fees for loans, in-service withdrawals and other services, commissions and transaction charges are charged to the participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan and the Retirement Plan, to discontinue its contributions and to terminate the plans subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in both 401(k) and profit sharing contributions made by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Plan investments are stated at fair value. Common stock is valued at the quoted market price.  Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year that are in excess of allowable contributions under the Internal Revenue Code.

Risks – Plan investments are exposed to various risks, such as interest rate, market and credit.  These risks could result in a material effect on participant account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 3 – INVESTMENTS

As of December 31, 2003 and 2002, the Plan held 332,989 and 1,023,104 shares of Sports Authority common stock valued at $12,786,773 and $7,161,728, respectively.  In conjunction with the TSA merger on August 4, 2003, each share of TSA common stock was converted into 0.37 shares of common stock of the new Sports Authority.

Information about net assets that include non participant-directed amounts as of December 31, 2003 and 2002, and the significant changes in those asset during the year ended December 31, 2003, is as follows:

The Sports Authority, Inc. Common Stock:
Balance as of December 31, 2002	$7,161,728

Changes in asset balance:
Net appreciation in fair value of investments	7,344,517
Contributions from plan participants	408,163
Contributions from employer	707,534
Loan activity	10,204
Administrative fees and expenses	(15,281)
Fund transfers	(720,747)
Benefit payments	(2,109,345)
Total changes	5,625,045

Balance as of December 31, 2003	$12,786,773

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002, are as follows:

	December 31,
	2003	2002
Connecticut General Life Insurance Co.:
Guaranteed Income Fund	$5,777,336	$5,202,152
Oakmark Equity & Income CL 1	4,645,271	—
Large Cap Value Fund/Wellington Management	8,425,010	—
Mid Cap Value Fund/Wellington Management	2,885,025	1,735,998
Janus Adviser Balanced Account	—	4,276,066
Large Cap Value/John A. Levin & Co. Fund	—	6,515,753
The Sports Authority, Inc.
Common Stock *	12,786,773	7,161,728

* Includes non participant-directed amounts.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value for the year ended December 31, 2003 as follows:

Mutual funds	$3,798,990
Common stock	7,344,517
Net appreciation in fair value of investments	$11,143,507

NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to those presented in the Form 5500.

December 31, 2002
Net assets available for benefits per the financial statements	$27,688,272
Benefits approved but unpaid	(5,424)

Net assets available for benefits per the Form 5500	$27,682,848

Year Ended December 31, 2003
Benefits paid per the financial statements	$6,838,164

Form 5500 deemed distribution of participant loan timing differential	(7,186)
Benefits payable in Form 5500 to withdrawing participants at December 31, 2002	(5,424)

Benefits paid per the Form 5500	$6,825,554

Benefits payable to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but are not yet paid.

NOTE 5 – INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter, and was merged into the new Retirement Plan on January 1, 2004; however, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and is therefore qualified and the related trust tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are in funds that are managed or maintained by Cigna or its subsidiaries and affiliates.  Cigna is also the trustee of the fund and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 – SUBSEQUENT EVENTS

As discussed more fully in Note 1, the former TSA 401(k) Savings and Profit Sharing Plan was merged into The Sports Authority, Inc. 401(k) Retirement Plan effective January 1, 2004.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Connecticut General Life Insurance Co.:	Guaranteed Income Fund	**	$5,777,336
		Oppenheimer Cap Appre CL A	**	119,084
		S&P 500 Index	**	273,676
		Mid Cap Growth/Artisan Partners	**	287,105
		Mid Cap Value/Wellington Management	**	2,885,025
		Small Cap Value/Perkins Wolf McDonnel	**	261,828
		Nations International Val CL A	**	1,025,415
		Core Plus Bond/PIMCO Fund	**	254,273
		Oakmark Equity & Income CL 1	**	4,645,271
		Retirement Goal Fund	**	126
		Large Cap Value/Wellington Management	**	8,425,010
*	Manager’s Fund	Managers Special Equity	**	117,455
*	The Sports Authority, Inc.	Common Stock	$5,003,679	12,786,773
	Participant loans	Interest rates ranging from 4.75% to 9.5%, maturing from 2004 to 2018		1,020,599

	Total investments (held at end of year)			$37,878,976

*      Denotes a party-in-interest to the Plan.

**   Cost information is not presented as investment is participant-directed.

THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN

EIN 36-3511120  PLAN NUMBER 001

FORM 5500, SCHEDULE H, PART IV, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

For The Year Ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Asset (including interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Series in Same Security:

The Sports Authority, Inc.	Common Stock	$2,417,466	$—	$2,417,466	$2,417,466	$—
			4,140,855	2,637,455	4,140,855	1,503,400

Columns (e) and (f) have been excluded as the information is not applicable.

There were no category (i), (ii) or (iv) reportable transactions in 2003.

INDEX TO EXHIBITS

Exhibits

23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP